     Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation, File #001-32732

Five Reasons the Merger of CenturyTel and EMBARQ is a Win for Customers, Employees and Communities
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1. Creates an Industry Leading Communications Provider
•	Through expanded networks, combining talented employees and pooled corporate resources, we expect to create a stronger company with a broader range of products and services
•	Combined operations summary (approximate numbers):
	-	33 states with eight million access lines
	-	Two million broadband customers
	-	400,000 video subscribers
	-	CenturyTel’s nearly 17,000-mile core fiber network

2. Expands the Suite of Products and Solutions for our Communities
•	Combined company expects to be a leading broadband provider with increased coverage, higher speeds, increased value and greater choice to customers
•	CenturyTel launched viable cable alternative with IPTV service in two markets with strong customer acceptance
•	CenturyTel’s 700 MHz spectrum creates opportunities for wireless data and voice capabilities in multiple states
•	EMBARQ offers IP products to support businesses of all sizes
•	Combined company will have a stronger Wholesale Division

3. Enhances Employees’ Options
•	A larger, stronger combined company is expected to create employment and professional development opportunities over the long term
•	Value of the merger includes reduction of corporate overhead, consolidation of duplicate functions, enhanced revenue opportunities and increased operational efficiencies
•	Corporate HQ will remain in Monroe, LA, with significant presence in Overland Park, KS
(EMBARQ’s current HQ)

4. Builds Greater Financial Strength and Stability
•	Combined company anticipates having financial characteristics consistent with those of companies rated "investment grade"--a characteristic that both CenturyTel and EMBARQ possess today
•	Combined company expects to have the financial stability and access to capital to continue to provide reliable and innovative services in the increasingly competitive communications marketplace

5. Unites an Experienced Leadership Team
•	Glen Post will continue to lead as CEO
•	Tom Gerke will assume the role of executive Vice-Chairman

•	Senior leadership team includes COO Karen Puckett and CFO Stewart Ewing
•	Board to be composed of directors from both companies, 8 Directors from CenturyTel / 7
Directors from EMBARQ
•	Bill Owens, current EMBARQ non-executive Chairman, will be non-executive Chairman
•	Harvey Perry will continue in his role as CenturyTel’s non-executive Vice-Chairman

Important Information for Investors and Stockholders
CenturyTel and EMBARQ will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: EMBARQ Shareholder Relations. CenturyTel, EMBBARQ and the respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "may", "can", "believe", "expect", "project", "intend", "likely", similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the approval of the EMBARQ stockholders or CenturyTel stockholders for the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. EMBARQ and CenturyTel undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to EMBARQ and CenturyTel's most recent Form 10-K, 10-Q and 8-K reports.